mobistar

04 FEB 24 AM 7:21

04010013

12g3-2(b) File No. 82 -4965

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

19 January 2004

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

2/24

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by certain shareholders of Mobistar to the latter and the Banking and Finance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Wirefree Services Belgium SA and Telindus Group SA. Each of them is represented in the statement by Wirefree Services Belgium SA.

This subsequent statement is made further to a declaration of modification or an update of shareholding in Mobistar SA.

The statement mentions that on 30 December 2003, based on Mobistar having issued 62,518,269 voting rights relating to its shares (the "Voting Rights") and 778,720 warrants potentially giving right to as many (778,720) Voting Rights:

- Wirefree Services Belgium SA holds 50.79 voting rights (50.17% on a fully-diluted basis);

- Telindus Group holds 4.67 % of the Voting Rights (4.62% on a fully-diluted basis).

The statement mentions that Wirefree Services Belgium SA acts in concert with Telindus Group SA only.

The statement mentions further that Wallonie Telecommunications no longer acts in concert with other shareholders. As Wallonie Telecommunications found itself under the statutory limit of 3% at the time of the declaration of 5 March 2003, it is to be excluded from the declarations of transparency.